Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

July 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed July 12, 2017

File No. 333-219259

Ladies and Gentlemen:

This letter is being furnished on behalf of Catalyst Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated July 19, 2017 (the “Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance (the “Division”) of the Securities and Exchange Commission (the “Commission”) to Alicia Grande, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-219259) that was filed with the Commission on July 12, 2017 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement (the “Amendment”), including the prospectus contained therein, which includes changes that reflect responses to the Commission’s comments contained in the Letter.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is also being sent under separate cover to Ada D. Sarmento of the Commission staff.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company acknowledges that it is and its management is responsible for the accuracy and adequacy of the disclosures made in the Amendment, notwithstanding any review, comments, action or absence of action by the staff, and has authorized this firm to respond to the Letter as follows:

1.    Please incorporate by reference your Current Report on Form 8-K filed on July 12, 2017.

akerman.com

Securities and Exchange Commission

July 21, 2017

Company’s Response

The prospectus has been revised on page 40 in response to the Commission’s comment.

2    Please have counsel revise Exhibit 5.1 to opine on the legality of the units that are being registered. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Company’s Response

The opinion of counsel contained in Exhibit 5.1 has been revised to opine on the legality of the units that are being registered.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to contact the undersigned at (954) 468-2455 or Andrew E. Schwartz at (954) 468-2452.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz